April 24, 2025

Gustavo Duarte Pimenta
Chief Executive Officer
Vale S.A.
Praia de Botafogo 186 - offices 1101, 1701 and 1801 - Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

Jo  o Sichieri Moura
Principal Financial and Accounting Officer
Vale Overseas Limited
Praia de Botafogo 186 - offices 1101, 1701 and 1801 - Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

       Re: Vale S.A.
           Vale Overseas Limited
           Registration Statement on Form F-3
           Filed April 17, 2025
           File No. 333-286610
Dear Gustavo Duarte Pimenta and Jo  o Sichieri Moura:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jonathan Mendes de Oliveira, Esq.